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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated December 6, 2007 on the consolidated balance sheets of Gildan Activewear Inc. as at September 30, 2007 and October 1, 2006 and the consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for the years ended September 30, 2007, October 1, 2006 and October 2, 2005

  our auditors' report dated December 6, 2007 on reconciliation to United States generally accepted accounting principles our Report of Independent Registered Public Accounting Firm dated December 6, 2007 on the Company's internal control over financial reporting as of September 30, 2007 each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended September 30, 2007.

/s/KPMG LLP

Chartered Accountants

Montréal, Canada
December 19, 2007

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